Exhibit 99.1

TCTM KIDS IT EDUCATION INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “Management’s Discussion and Analysis”) is designed to provide you with a narrative explanation of the consolidated financial condition and results of operations of TCTM Kids IT Education Inc. and its consolidated subsidiaries as of and for the six-month period ended June 30, 2024. Unless otherwise indicated or the context otherwise requires, all references in this Management’s Discussion and Analysis to “TCTM”, the “Company”, “we”, “our”, “ours” “us” or similar terms refer to TCTM Kids IT Education Inc. together with its consolidated subsidiaries.

You should read this Management’s Discussion and Analysis in conjunction with our summary of unaudited condensed consolidated interim financial statements information as of and for the six-month period ended June 30, 2024. You should also read this Management’s Discussion and Analysis in conjunction with (i) our audited consolidated financial statements, including the notes thereto, and the section titled “Risk Factors” included in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on April 19, 2024.

Our unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All amounts in the unaudited interim condensed consolidated financial statements and notes and in this Management’s Discussion and Analysis are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of US$1.00 = RMB7.2672, representing the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this Management’s Discussion and Analysis, as well as the Company’s strategic and operational plans, contain forward-looking statements. TCTM may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.

Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: TCTM’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this Management’s Discussion and Analysis is as of the date of furnishing of this Management’s Discussion and Analysis, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

Overview

TCTM is a leading provider of IT-focused supplementary STEM education services in the People’s Republic of China (“China” or “PRC”). Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, TCTM offers IT-focused supplementary STEM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage "code to learn," TCTM embraces the latest trends in STEM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

On December 24, 2023, the Company entered into an equity transfer agreement to dispose of all our equity interests in our professional education business, including professional information technology training courses and non-IT training courses to a consortium of buyers including Ms. Lijuan Han who is the sister of our founder and chairman Mr. Shaoyun Han, (the “Divestiture”). Upon the consummation of the Divestiture on March 31, 2024, we lost control over the professional education business and shifted our primary business focus to providing IT-focused supplementary STEM education services.

The Divestiture represented a strategic shift that had a major effect on our operations and financial results and the professional education business met the criteria to be classified as held-for sale as of December 31, 2023 and was accounted for as discontinued operation. Accordingly, all assets, liabilities, results of operations, and cash flows related to the professional education business have been reflected in the interim condensed consolidated financial statements as discontinued operations for all periods presented. The Company deconsolidated the financial results of the professional education business, effective March 31, 2024.

The Six Months Ended June 30, 2024, Compared to the Six Months Ended June 30, 2023

Results of Operations

The following table sets forth a summary of our condensed consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues. This information should be read together with our condensed consolidated financial statements filed separately with the SEC. The operating results in any period are not necessarily of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2023		2024
		% of Net			% of Net
	RMB	revenues	RMB	US$	revenues
	(Unaudited)		(Unaudited)	(Unaudited)
	(in thousands, except percentages)
Net revenues	598,500	100.0	604,051	83,120	100.0
Cost of revenues	(325,842)	(54.4)	(372,720)	(51,288)	(61.7)
Gross profit	272,658	45.6	231,331	31,832	38.3
Operating expenses:
Selling and marketing	(121,445)	(20.3)	(122,422)	(16,846)	(20.3)
General and administrative	(148,781)	(24.9)	(144,100)	(19,829)	(23.9)
Research and development	(11,003)	(1.8)	(6,923)	(953)	(1.1)
Operating loss	(8,571)	(1.4)	(42,114)	(5,796)	(7.0)
Interest income, net	141	0.0	244	34	0.0
Other income, net	560	0.1	337	46	0.1
Foreign currency exchange loss, net	(628)	(0.1)	(84)	(12)	(0.0)
Loss before income taxes	(8,498)	(1.4)	(41,617)	(5,728)	(6.9)
Income tax expense	(2,424)	(0.4)	(21,544)	(2,965)	(3.6)
Net loss from continuing operations	(10,922)	(1.8)	(63,161)	(8,693)	(10.5)
Net loss from discontinued operations, net of tax	(30,652)	(5.1)	(51,673)	(7,111)	(8.6)
Net loss	(41,574)	(6.9)	(114,834)	(15,804)	(19.0)

Net Revenues

Total net revenues from continuing operations increased by 0.9% to RMB604.1 million (US$83.1 million) in the first half of 2024, from RMB598.5 million in the same period of 2023. Although we had a slight decline of student enrollment resulted from the sluggish recovery period, the increase in course consumption in this period, particularly from study tour and competition training courses, partially offset the impact of the shrinking market demands.

Number of Student Enrollments

Student enrollment in our STEM education programs decreased to 182,600 students in the first half of 2024 from 185,400 students in the same period in 2023.

Our total student enrollment is affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In 2024, our STEM robotics programming and computer programming courses were the two most popular courses in our courses and programs offering portfolio.

Tuition fees

Our net revenues from continuing operations are affected by the tuition fees for each of our courses. Courses under STEM education programs typically are composed of multiple levels, with each level consisting of 64 to 120 learning hours in one year. For our STEM education programs, our standard tuition fees are between RMB8,000 and RMB23,400 per year. We recruit students primarily through our direct marketing efforts. Our tuition fees for STEM education programs are paid up-front to the extent permitted by applicable laws and regulations.

Cost of Revenues

Cost of revenues from continuing operations increased by 14.4% to RMB372.7 million (US$51.3 million) in the first half of 2024, from RMB325.8 million in the same period of 2023. The increase was primarily due to the growth in competition event and study tour program cost driven by the resilient recovery of course consumption.

Gross Profit and Gross Margin

Gross profit from continuing operations decreased by 15.2% to RMB231.3 million (US$31.8 million) in the first half of 2024, from RMB272.7 million in the same period of 2023. Gross margin was 38.3% in the first half of 2024, compared with 45.6% in the same period of 2023. The decrease in gross profit was primarily due to the growth in the revenue mainly contributed by study tour and competition training courses with relatively high costs during the period.

Operating Expenses

Total operating expenses from continuing operations decreased by 2.8% to RMB273.4 million (US$37.6 million) in the first six months of 2024, from RMB281.2 million in the same period of 2023. Total share-based compensation expenses allocated to the related operating expenses decreased by 55.3% to RMB0.6 million (US$0.1 million) in the first six months of 2024, from RMB1.3 million in the same period of 2023.

Selling and marketing expenses increased by 0.8% to RMB122.4 million (US$16.8 million) in the first six months of 2024 from RMB121.4 million in the same period of 2023. Selling and marketing expenses increased slightly, primarily due to the slight increase in sales promotion fees, as offline activities were resumed during this period and activity material expenses increased.

General and administrative expenses decreased by 3.1% to RMB144.1 million (US$19.8 million) in the first six months of 2024, from RMB148.8 million in the same period of 2023. The decrease was primarily due to a reduction in rental charges in this period. In addition, due to the optimization of our administrative and support team, which included a decrease in the number of employees, related personnel cost was reduced.

Research and development expenses decreased by 37.1% to RMB6.9 million (US$1.0 million) in the first six months of 2024, from RMB11.0 million in the same period of 2023. The decrease was mainly due to the decrease in personnel-related costs in the first six months of 2024 as we slowed down our R&D activities given our business operation status.

Operating Loss

Operating loss was RMB42.1 million (US$5.8 million) in the first six months of 2024, compared to RMB8.6 million in the same period of 2023.

Income Tax Expense

The Company recorded an income tax expense of RMB21.5 million (US$3.0 million) in the first six months of 2024, compared to RMB2.4 million in the same period of 2023. The increase was mainly due to the gain from the debt waiver related to the Divestiture.

Net loss from Continuing Operations

As a result of the foregoing, net loss from continuing operations was RMB63.2 million (US$8.7 million) in the first six months of 2024, compared to net loss from continuing operations of RMB10.9 million in the same period of 2023.

Basic and diluted loss per ADS

Basic and diluted net loss from continuing operations per ADS was RMB6.27 (US$0.86) in the first half of 2024.

Cash and cash equivalents

The total balance of cash, cash equivalents, and restricted cash decreased by RMB119.1 million from RMB227.3 million as of December 31, 2023 to RMB108.2 million (US$14.9 million) as of June 30, 2024.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities. As of December 31, 2023 and June 30, 2024, we had RMB227.6 million and RMB108.5 million (US$14.9 million), respectively, in cash and cash equivalents, time deposits and restricted cash. Our cash consists of cash in bank and deposits placed in third-party payment processors. Cash of the variable interest entities (the “VIEs”), in the amount of RMB5.9 million (US$0.8 million) as of June 30, 2024, can be used only to settle obligations of the VIEs. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased. Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased. Restricted cash primarily consists of tuition fees in the escrow account supervised by relevant state and provincial education bureaus as well as the certificate of deposit related to the secured loan with the Shanghai Pudong Development Bank.

The Company has not attained profitable operations and is dependent upon obtaining financing to pursue any operating activities. The Company has incurred recurring losses from operations, and as at June 30, 2023 and June 30, 2024, had an accumulated deficit of RMB2,479.6 million and RMB2,542.5 million (US$349.9 million), respectively. The aforementioned raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain sufficient recurring revenue required to fund operations.

We believe that our current cash, cash equivalents, time deposits, restricted cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

The following summarizes the key components of our cash flows for the six months ended June 30, 2023 and 2024:

	For the Six Months Ended
	June 30,
	2023	2024
	(Unaudited)	(Unaudited)
	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities from continuing operations	5,094	(87,272)	(12,009)
Net cash used in operating activities from discontinued operation	(42,773)	(16,514)	(2,272)
Net cash used in investing activities from continuing operations	(11,580)	(30,010)	(4,130)
Net cash provided by/(used in) investing activities from discontinued operation	97,174	(1,835)	(253)
Net cash (used in)/provided by financing activities from continuing operations	(31,902)	3,403	468
Net cash used in financing activities from discontinued operation	(22,000)	(7,792)	(1,072)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	114	180	25
Net change in cash and cash equivalents and restricted cash	(5,873)	(139,840)	(19,243)
Cash, cash equivalents and restricted cash at the beginning of the period	373,967	289,852	39,885
Cash, cash equivalents and restricted cash at end of the period	368,094	150,012	20,642
Less: Cash, cash equivalents and restricted cash of discontinued operation	191,965	41,768	5,747
Cash, cash equivalents and restricted cash at the end of the period from continuing operations	176,129	108,244	14,895

Operating activities

Net cash used in operating activities from continuing operations in the first half of 2024 was RMB87.3 million (US$12.0 million), which was primarily due to (a) a net loss from continuing operations of RMB63.2 million (US$8.7  million), partially offset by depreciation and amortization of RMB17.9 million (US$2.5 million), amortization of right-of-use asset of RMB56.9 million (US$7.8 million), and share based compensation expense of RMB0.6 million (US$0.1 million); (b) a decrease in operating lease liabilities of RMB62.9 million (US$8.7 million); and (c) an increase in amounts due from related parties of RMB35.8 million (US$4.9 million).

Net cash provided by operating activities from continuing operations in the first half of 2023 was RMB5.1 million. It was primarily due to (a) a net loss from continuing operations of RMB10.9 million, partially offset by depreciation and amortization of RMB24.1 million, amortization of right-of-use asset of RMB30.7 million, and share based compensation expense of RMB2.0million; (b) a decrease in operating lease liabilities of RMB42.9 million; and (c)  an increase in income taxes payable  of RMB2.2 million.

Investing activities

Net cash used in investing activities from continuing operations in the first half of 2024 amounted to RMB30.0 million (US$4.1 million) consisting of the loan collected from related party of RMB21.8 million (US$3.0 million), partially offset by the purchase of property and equipment, including computers and servers, of RMB19.4 million (US$2.7 million) for the replacement of obsolete items and the two loans provided to related parties of RMB19.2 million (US$2.7 million) in May of 2024 and RMB 14.2 million (US$1.9 million) in June of 2024, both of which were repaid in December, 2024.

Net cash used in investing activities from continuing operations in the first half of 2023 amounted to RMB11.6 million consisting of  the purchase of property and equipment , including computers and servers, of RMB11.8 million for the replacement of obsolete items and the proceeds of RMB0.2 million received from disposal of property and equipment.

Financing activities

Net cash provided by financing activities from continuing operations in the first half of 2024 amounted to RMB3.4 million (US$0.5 million), was primarily due to the proceeds from bank borrowing of RMB11.0 million (US$1.5  million), partially offset by the repurchase of treasury stocks of RMB7.3 million (US$1.0 million).

Net cash used in financing activities from continuing operations in the first half of 2023 amounted to RMB31.9 million, was primarily due to the repayment of bank borrowings RMB30.0 million and the repurchase of treasury stocks of RMB2.1 million.

Material Cash Requirements

Capital expenditures

Our capital expenditures are primarily related to purchase of property and equipment, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB 11.8 million and RMB19.4million (US$2.7 million) for the six months ended June 30, 2023 and 2024, respectively. We have made and may continue to make acquisitions of businesses and properties that complement our operations. We expect our capital expenditures will continue to be significant for the near future as we continue to acquire new equipment to replace our obsolete items, upgrade our IT infrastructure hardware, and expand our network of learning centers. We expect to fund our future capital expenditures with our current cash, cash equivalents, time deposits and anticipated cash flow from operations.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and the VIEs in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries and service fees paid by the VIEs in mainland China. If our wholly owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Our subsidiaries in mainland China, being foreign-invested enterprises established in mainland China, are required to make appropriations to certain statutory reserves, such as a general reserve fund, which is appropriated from net profit as reported in their PRC statutory accounts. Each of our mainland China subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of such subsidiary’s respective registered capital.

The VIEs must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund and a discretionary surplus fund. Each of the VIEs is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of such VIE’s respective registered capital. Appropriations to the discretionary surplus fund are at the discretion of the VIEs.

As a result of these laws and regulations of mainland China, as of June 30, 2024, we had RMB152.9 million (US$21.0 million) in statutory surplus reserves that are not distributable as cash dividends. We are required to set aside an additional RMB414.4 million (US$57.0 million) to satisfy the maximum requirement of statutory surplus reserves for all of our subsidiaries and the VIEs in mainland China as of June 30, 2024. In addition, our private schools requiring reasonable returns are required to appropriate no less than 25% of their net income to a statutory development fund, whereas in the case of private schools requiring no reasonable return, this amount shall be no less than 25% of the annual increase of their net assets. As of June 30, 2024, we had RMB56.6 million (US$7.8 million) in statutory development fund that is not distributable as cash dividends.

Contingencies

From time to time, we are party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Research and Development, Patents and Licenses, etc.

Research and Development

Building a reliable, scalable and secure technology infrastructure is crucial to our ability to support our live lecture broadcasts, online TTS, 61it.cn and the various services that we provide to our students. We manage our lecture delivery system, TTS and 61it.cn using a combination of commercially available software, hardware systems and proprietary technology. Since 2006, we have established a powerful online platform that enables thousands of students to simultaneously log onto our TTS and participate in activities online.

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. Our research and development expenses were RMB11.0 million, and RMB6.9 million (US$1.0 million) for the six months ended June 30, 2023 and 2024, respectively.

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our courses and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with senior executive officers and most other employees, to protect our intellectual property rights. In addition, we require certain of our senior executive officers and other employees to enter into agreements with us under which they acknowledge that all inventions, utility models, designs, know-how, copyrights and other forms of intellectual property made by them within the scope of their employment with us, pursuant to job assignments or using our materials and technology, or during the one year after their employment that relates to their employment with us, are our property and they should assign the same to us if we so require. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of June 30, 2024, we had registered 34 domain names relating to our continuing operations, including our www.tctm.cn, www.it61.cn and www.61it.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center and held 3 software copyrights and 116 trademarks related to our continuing operations.

Trend Information

Other than as disclosed elsewhere in this Management’s Discussion and Analysis, we are not aware of any trends, uncertainties, demands, commitments or events for the period beginning on January 1, 2024 and ending on the date of this Management’s Discussion and Analysis  that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) use of estimates; (ii) discontinued operations; (iii) revenue recognition; and (iv) recently issued accounting standards. See “Summary of Significant Accounting Policies” under Note 2 to our unaudited condensed consolidated financial statements included in our Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 27, 2024, for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of Long-Lived Assets

We periodically review our long-lived assets for impairment indicators to identify any events that may lead the carrying value to be irrecoverable. Such events include a historical or projected trend of net cash outflow or a future expectation that we will sell or dispose of an asset significantly before the end of its previously estimated useful life. In reviewing for impairment, we group our long-lived assets into a professional education asset group and a STEM education asset group, which are the lowest possible level that identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The selection and assessment of qualitative factors used to determine whether it is more likely than not that the fair value of a reporting unit exceeds the carrying value involves significant judgment and estimates, which could be material to our financial position and results of operations.

For IT-focused supplementary STEM education asset group, there was no indications of impairment as of June 30, 2024. For  professional education asset group, along with other assets such as receivables and goodwill, has been treated as a disposal group accounted as discontinued operations during the year ended and as of December 31, 2023. When assets other than long-lived assets are present within a disposal group, it is necessary for the Company to follow a required order for testing the assets within the disposal group when recognizing the disposal group at the lower of its carrying amount or fair value less cost to sell. The Company performed such assessment and determined there was no significant impairment indicator for the assets in IT professional education disposal group.

No impairment of long-lived assets was recognized for the six months ended June 30, 2023 and 2024.

Allowance for credit losses

We maintain an allowance for credit losses by estimating the expected credit and collectability trend of our customers. Accounts receivable is considered past due based on its contractual terms. In estimating the allowance for credit losses, we consider various factors, including historical experience, credit-worthiness of customers, current and reasonable forecasted future economic conditions, aging of the accounts receivable balances, payment patterns, and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model, or the CECL Model, in accordance with ASC topic 326—Financial Instruments—Credit Losses. We also consider to provide specific allowance for credit losses for those accounts receivable balances when facts and circumstances have emerged to indicate that these receivables are unlikely to be collected. Changes in these estimates and assumptions could materially affect the quantity of credit losses, which could be material to our financial position and results of operations.

Prepaid expenses and other current assets primarily represent prepaid advertising deposits, loans made to employees, prepaid value-added tax, professional fee, prepaid rental expenses and so on. Prepaid expenses and other current assets which are due over one year as of the balance sheet date are presented as other non-current assets. The Company maintains an allowance for credit losses for the part that is not expected to be recovered. In establishing the allowance, management considers overdue employee loan upon the use of the CECL Model in accordance with ASC topic 326. Prepaid expenses and other current assets that are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted.

There was no allowance of credit losses for accounts receivable as of December 31, 2023 and June 30, 2024. The allowance of credit losses for prepaid expenses and other current assets associated with continuing operations totaled approximately RMB0.4 million and RMB0.5 million (US$0.1 million) as of December 31, 2023 and June 30, 2024, respectively.

Taxation

We are required to make estimates and apply our judgements in determining the provision for income tax expenses for financial reporting purpose based on tax laws in various jurisdictions in which we operate. In calculating the effective income tax rate, we make estimates and judgements, including the calculation of tax credits and the timing differences of recognition of revenues and expenses between financial reporting and tax reporting. These estimates and judgements may result in adjustments of pre-tax income amount filed with local tax authorities in accordance with the local tax rules and regulations in various tax jurisdictions. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses, which could be material to our financial position and results of operations.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. As of December 31, 2023 and June 30, 2024, the Company’s balance of deferred tax assets for continuing operations, net of RMB135.4 million and RMB60.0 million (US$8.3 million) valuation allowance, were RMB28.5 million and RMB8.0 million (US$1.1 million), respectively.